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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Issuer)

Preferred Shares, without par value
American Depository Shares
(as evidenced by American Depository Receipts),
each representing 2,500 preferred shares

(Title of Class of Securities)

87952L1089 (American Depository Shares)

(Cusip Number)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 7. Material to be Filed as Exhibits.
SIGNATURE
EX-99.6: POWER OF ATTORNEY

CUSIP No. 87952L1089

1.	Name of Reporting Person: BRASILCEL, N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 379,615,544,873 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 379,615,544,873 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Brasilcel, N.V. holds directly 379,614,824,965 preferred shares, and Brasilcel N.V.’s indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional 719,908 preferred shares.

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTUGAL TELECOM, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., Portugal Telecom, SGPS, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Portugal Telecom, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: TMN - TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., TMN – Telecomunicações Móveis Nacionais, S.A., holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Because PT Móvies, SGPS, S.A. is its wholly owned subsidiary, TMN – Telecomunicações Móveis Nacionais, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PT MÓVEIS, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (6)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	PT Móveis, SGPS, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. PT Móveis, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTELCOM PARTICIPAÇÕES S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Brazil

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 719,908

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 719,908

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 719,908

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

EXPLANATORY NOTE

          This Amendment No. 1 amends the Statement on Schedule 13D filed on October 13, 2004 by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”). This amendment relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Júnior, 1,464 – Morumbi, 04707-000 São Paulo, SP, Brazil, and the company’s phone number is (55) 11-5105-1207.

          The Reporting Persons are filing this Amendment No. 1: (1) to clarify that the persons who signed the initial Statement on Schedule 13D on behalf of Brasilcel N.V. signed that statement as attorneys-in-fact and (2) to attach as an exhibit the power of attorney of Brasilcel N.V. authorizing such signatories.

          Item 7 is hereby amended and restated as follows to include that power of attorney:

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 12, 2004.*

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).*

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.*

4.	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP’s annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC file number 001-14493).*

5.	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.*

6.	Power of Attorney of Brasilcel N.V.**

*Previously included as an exhibit.
**Filed herewith.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Attorney-in-fact

By:	/s/ Paulo Cesar Teixeira
	Name:	Paulo Cesar Teixeira
	Title:	Attorney-in-fact

Dated: October 18, 2004

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ Miguel Horta e Costa
	Name:	Miguel Horta e Costa
	Title:	President and Chief Executive Officer

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chief Financial Officer

Dated: October 18, 2004

PT MÓVEIS, SGPS, S.A.
By:	/s/ Carlos Manuel L Vasconcellos Cruz
	Name:	Carlos Manuel L Vasconcellos Cruz
	Title:	Chief Executive Officer

By:	/s/ Álvaro José Roquette Morais
	Name:	Álvaro José Roquette Morais
	Title:	Chief Operating Officer

Dated: October 18, 2004

\

TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.
By:	/s/ Iriarte José Araújo Esteves
	Name:	Iriarte José Araújo Esteves
	Title:	Chief Executive Officer

By:	/s/ Maria da Graça Galvão de Carvalho
	Name:	Maria da Graça Galvão de Carvalho
	Title:	Director and Executive Officer

Dated: October l8, 2004

PORTELCOM PARTICIPAÇÕES S.A.
By:	/s/ Eduardo Perestrelo Correia de Matos
	Name:	Eduardo Perestrelo Correia de Matos
	Title:	President

By:	/s/ João Luís Tenreiro Barroso
	Name:	João Luís Tenreiro Barroso
	Title:	Director

Dated: October 18, 2004